UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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          In the Matter of                   CERTIFICATE PURSUANT
                                                     TO
                                                   RULE 24
     ENTERGY LONDON INVESTMENTS plc

          File No. 70-9081

(Public Utility Holding Company Act of 1935)
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by
Entergy   London   Investments  plc   ("Company")   in   its
Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated November 7, 1997.

           On November 19, 1997, the Company's subsidiary, Entergy London Capital, L.P., a limited partnership created under the laws of the State of Delaware (the "Partnership"), issued and sold, by negotiated public offering, to Goldman, Sachs & Co., Bear Stearns & Co., Lehman Brothers Inc., Merrill Lynch Pierce Fennerm & Smith Incorporated, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated, and Smith Barney Inc., as underwriters, 12,000,000 85/8% Cumulative Quarterly Income Preferred Securities, Series A ($300,000,000 in aggregate liquidation amount) ("Series A Preferred Securities") issued by the Partnership pursuant to the Amended and Restated Limited Partnership Agreement of Entergy London Capital, L.P. dated November 19, 1997 ("Partnership Agreement"). In connection with the issuance and sale of the Series A Preferred Securities, the Company executed and delivered a guarantee of the Partnership's payment obligations under the Series A Preferred Securities ("Guarantee"). In addition, the Company, as general partner made an equity contribution in the amount of $3,030,325 to the Partnership ("Equity Contribution"). The Partnership invested the proceeds from the sale of the Series A Preferred Securities and the Equity Contribution in the Company's 85/8% Junior Subordinated
Deferrable Interest Debentures, Series A ("Series A Debentures"), issued pursuant to the Indenture (For Unsecured Subordinated Debt Securities relating to Preferred Securities), dated as of November 1, 1997 between the Company and The Bank of New York, as Trustee ("Indenture").

          Attached hereto and incorporated by reference are:

          Exhibit A-1(a)  -   Execution form of Indenture.

          Exhibit A-2(a)   -  Execution form of Series A
                              Debenture.

          Exhibit A-5(a)   -  Execution form of Partnership
                              Agreement including execution form
                              of Series A Preferred Securities.

          Exhibit A-6(a)  -   Execution form of Guarantee.

          Exhibit B-1(a)  -   Execution form of Underwriting
                              Agreement relating to the Series A
                              Preferred Securities.

          Exhibit C-1(a)   -  Prospectus used in connection
                              with the sale of the Series A
                              Preferred Securities (filed
                              pursuant to Rule 424(b) in
                              Registration Nos. 333-33331 and 333-
                              33331-01 and incorporated herein by
                              reference).

          Exhibit F-1(a)    - Post-effective opinion of
                              Laurence M. Hamric, Esq., counsel
                              for the Company.


          IN WITNESS WHEREOF, Entergy London Investments plc has caused this certificate to be executed this 4th day of December, 1997.

                                 ENTERGY LONDON INVESTMENTS plc.


                                 By:    /s/  William J. Regan, Jr.
                                      William J. Regan, Jr.
                                            Treasurer